Exhibit 17.1

December 15, 2017

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, VA 23454

To the Board of Directors and Management:

I hereby resign, effective immediately, from the Board of Directors of Liberty Tax, Inc. I made the decision to resign because I materially disagree with certain aspects of how the Company is being managed by Mr. Hewitt as a result of his rights as the sole holder of the Class B common stock and voting control at the board level. Despite my best efforts, I no longer believe that I can have a meaningful influence on the management of the company, and accordingly, I no longer believe that I can be an effective member of the Board of Directors in serving the interests of shareholders and therefore am compelled to resign.

Sincerely,

/s/ Steven Ibbotson

Steven Ibbotson